Exhibit 99.1

CASI Pharmaceuticals Appoints David Cory as Chief Executive Officer
to Lead U.S. Company Focused on Clinical Development of CID-103, a Potential Best in
Class Anti-CD38 Program

•	David Cory is an industry veteran, bringing more than 30 years of operational experience, in private and public, emerging-stage biotech and large pharma companies with an established track record of building and leading high performing operating teams and financing in the capital markets with over $1B+ raised and multiple company exits by acquisition

•	CID-103 is a potential best in class, anti-CD38 monoclonal antibody, currently dosing in a multi-center Phase 1/2 study in adults with chronic immune thrombocytopenia (ITP); IND submitted to support future clinical trials in adults with renal allograft antibody-mediated rejection (AMR)

BEIJING, CHINA / July 21, 2025 / ACCESS NEWSWIRE / -- CASI Pharmaceuticals, Inc. (NASDAQ: CASI), a clinical-stage biopharmaceutical company focused on developing and commercializing innovative therapeutics and pharmaceutical products, today announced the appointment of David Cory as Chief Executive Officer and a member of the Board of Directors. Wei-Wu He, Ph.D. will step down as the CEO and will remain as Executive Chairman of the Board of Directors.

“We are pleased to welcome David as our new CEO and Board member,” said Dr. He, Executive Chairman. “David’s extensive operating background and capital markets experience make him the ideal candidate to lead the CASI U.S. business, focus management and concentrate resources on the advancement of the CID-103 program for organ transplant rejection and autoimmune diseases. Under David’s leadership, CASI U.S. will be well-positioned to deliver long term value for both patients and shareholders.”

David Cory added, “The CASI U.S. operation is an important opportunity to introduce a focused company and the CID-103 program. I look forward to joining the team and engaging with the healthcare and investment community to discuss the CASI U.S. operating plan focused on maximizing the broad therapeutic potential of targeting CD38 with the CID-103 program.”

Most recently, Mr. Cory was CEO and Director of LIB Therapeutics which completed Phase 3 registration-enabling trials for its lead cardiovascular disease program and filed for regulatory approval. Previously, Mr. Cory was CEO and Director of Eiger BioPharmaceuticals which obtained FDA and EMA approval and launched the first therapy to extend survival in Hutchinson-Gilford progeria syndrome, an ultra-rare, ultimately fatal disease. Mr. Cory began his emerging-stage biotech career as a founding member and/or executive in multiple start-up companies including InterMune, CoTherix, and Prestwick Pharmaceuticals which resulted in exits by acquisition of approximately $9 billion collectively. Mr. Cory began his industry career spending over a decade in large global pharma holding positions of increasing operational responsibility at The Upjohn Company and Glaxo-Smith Kline.  Mr. Cory earned a BS in Pharmacy from the University of Cincinnati, College of Pharmacy, was board certified in Pharmacy and holds an MBA from the University of Maryland.

About CID-103

CID-103 is a fully human IgG1 anti-CD38 monoclonal antibody recognizing a unique epitope that has demonstrated an encouraging pre-clinical efficacy and safety profile compared to other anti-CD38 monoclonal antibodies, and for which CASI owns exclusive global rights. Peer-reviewed medical literature, including publications in the New England Journal of Medicine, point to the therapeutic promise of targeting CD38 in autoimmune diseases including immune thrombocytopenia (ITP) and organ transplant rejection. In May 2024, CASI announced the clearance of a U.S. IND application with the FDA for the initiation of a Phase 1/2 study of CID-103 in adults with ITP, which was followed by clearance from the China Center for Drug Evaluation (CDE) within the National Medical Products Administration (NMPA) of China in October 2024. The Chinese ITP study is part of the global multi-center study that was approved by the U.S. FDA and is enrolling and dosing patients. A U.S. IND application for renal allograft antibody-mediated rejection (AMR) has been filed with FDA. The Company plans to initiate a Phase 1/2 study in adults with AMR pursuant to regulatory clearance.

About CASI Pharmaceuticals

CASI Pharmaceuticals, Inc. is a biopharmaceutical company focused on developing and commercializing innovative therapeutics and pharmaceutical products in China, the U.S., and throughout the world. The Company is focused on acquiring, developing, and commercializing products that augment its focus on hematology oncology therapeutics and therapeutics for organ transplant rejection and autoimmune disease, as well as other areas of unmet medical need. The Company intends to execute its plan to become an industry leader by launching medicines in the Greater China market, leveraging the Company's China-based regulatory and commercial competencies and its global drug development expertise. The Company's operations in China are conducted through its wholly-owned subsidiary, CASI Pharmaceuticals (China) Co., Ltd., located in Beijing, China. More information on CASI is available at www.casipharmaceuticals.com.

Forward Looking Statements

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as the Company's strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the "SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: uncertainties related to the possibility that the transaction for the divestiture of certain assets in China (the “Transaction”) will not occur as planned if events arise that result in the termination of the Equity and Assets Transfer Agreement, or if one or more of the various closing conditions to the Transaction are not satisfied or waived; the possibility that our plan with respect to our business operations after the consummation of the Transaction can be implemented successfully; our recurring operating losses have raised substantial doubt regarding our ability to continue as a going concern; the possibility that we may be delisted from trading on The Nasdaq Capital Market if we fail to satisfy applicable continued listing standards; the volatility in the market price of our ordinary shares; the risk of substantial dilution of existing shareholders in future share issuances; the difficulty of executing our business strategy on a global basis including China; our inability to enter into strategic partnerships for the development, commercialization, manufacturing and distribution of our proposed product candidates or future candidates; legal or regulatory developments in China that adversely affect our ability to operate in China; our lack of experience in manufacturing products and uncertainty about our resources and capabilities to do so on a clinical or commercial scale; risks relating to the commercialization, if any, of our products and proposed products (such as marketing, safety, regulatory, patent, product liability, supply, competition and other risks); our inability to predict when or if our product candidates will be approved for marketing by the U.S. Food and Drug Administration, European Medicines Agency, PRC National Medical Products Administration, or other regulatory authorities; our inability to receive approval for renewal of license of our existing products; the risks relating to the need for additional capital and the uncertainty of securing additional funding on favorable terms; the risks associated with our product candidates, and the risks associated with our other early-stage products under development; the risk that result in preclinical and clinical models are not necessarily indicative of clinical results; uncertainties relating to preclinical and clinical trials, including delays to the commencement of such trials; our ability to protect our intellectual property rights; the lack of success in the clinical development of any of our products; and our dependence on third parties; the risks related to our dependence on Juventas to conduct the clinical development of CNCT19 and to partner with us to co-market CNCT19; risks related to our dependence on Juventas to ensure the patent protection and prosecution for CNCT19; the risk related to the Company's ongoing development of and regulatory application for CID-103 with respect to the treatment of antibody-mediated rejection for organ transplant and the license arrangements of CID-103; risks relating to interests of our largest shareholder and our Chairman and CEO that differ from our other shareholders; risks related to the development of a new manufacturing facility by CASI Pharmaceuticals (Wuxi) Co., Ltd. and risks related to our disagreement with Acrotech with respect to the termination of agreements regarding EVOMELA®. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided herein is as of the date of this announcement, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law. We caution readers not to place undue reliance on any forward-looking statements contained herein.

EVOMELA® is proprietary to Acrotech Biopharma Inc. and its affiliates. FOLOTYN® is proprietary to Acrotech Biopharma Inc and its affiliates. The Company is currently involved in disputes and legal proceedings related to certain pipeline products, including EVOMELA® and CNCT-19. Please refer to the Company’s earlier SEC filing for further information.

COMPANY CONTACT:

Larry Zhang

CASI Pharmaceuticals, Inc.

240.864.2643

ir@casipharmaceuticals.com